Teachers Insurance and Annuity Association of America	F. Scott Thomas
College Retirement Equities Fund	Senior Counsel
8500 Andrew Carnegie Boulevard	(704) 988-3687 (tele)
Charlotte, NC 28075	(704) 988-0102 (fax)
sthomas@tiaa-cref.org

January 22, 2010

John Ganley, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TIAA-CREF Funds Post-Effective Amendment No. 33 to Registration Statement on Form N-1A (File Nos. 333-76651 and 811-09301)

Dear Mr. Ganley:

          On behalf of the TIAA-CREF Funds (the “Registrant”), we are simultaneously with this letter filing Post-Effective Amendment No. 33 to the above-captioned registration statement on Form N-1A (the “Amendment”). The enclosed Amendment is marked to reflect changes from Post-Effective Amendment No. 32, which was filed with the Securities and Exchange Commission (“SEC”) on November 13, 2009 (the “Initial Filing”).

          Please note that some of the changes made in the Amendment were in response to your formal comments on the Initial Filing, as relayed to us by telephone on December 29, 2009. Although we only discussed comments to the summary prospectuses for the non-Lifecycle Funds of the Registrant (collectively, the “TCF Funds”), at your request we have made corresponding changes, where applicable, to the summary prospectuses and statutory prospectuses for the Lifecycle Funds and Lifecycle Index Funds (collectively, the “Lifecycle Funds” and, together with the TCF Funds, the “Funds”). We did not receive any comments to the statutory prospectuses or statements of additional information (each, an “SAI”) for the Funds.

          We have also made a number of other changes shown in the marked draft, including updated fee, expense and performance information, as well as risk factor disclosure, and have included several required exhibits with the Amendment. Set forth below are responses to the Staff’s comments on the Initial Filing.

          1.          Please consider removing the investment strategy-related language at the end of each Fund’s stated investment objective. The Staff prefers that any language relating to

Letter to John Ganley, Esq.
January 22, 2010

investment strategy for the Funds be placed only in the investment strategy section of the summary prospectus.

          The current language in each Fund’s stated investment objective is part of the actual investment objective for the Fund, as originally approved by the Registrant’s board of trustees. Furthermore, the Registrant believes that this additional detail in each Fund’s investment objective actually clarifies the objectives and makes it more clear and understandable for shareholders. As a result, the Registrant prefers to leave the current language of the Funds’ investment objectives in the summary prospectuses in its current form.

          2.          Please consider revising the Rule 12b-1 footnote to the Fees and Expenses Table to shorten the portion of the footnote that relates to Retail Class 12b-1 fees and to remove references to Premier Class 12b-1 fees. The Staff believes that, pursuant to the Instruction 3(d)(ii) to Item 3 of amended Form N-1A, the footnote should only apply to Retail Class shares because this share class is the only class to have its expenses restated as a result of the post-August 1, 2009 impact of the 12b-1 fee.

          While the Registrant is mindful of the stated policies underlying the Staff’s recent adoption of Rule 498 of the Securities Act of 1933 (the “Summary Prospectus Rule”), the Registrant believes that Rule 12b-1 fees are material to an investor’s understanding of a Fund’s Fees and Expenses. Any thorough understanding of these fees would include an understanding of the impact that these fees have on a Fund’s Net Annual Fund Operating Expenses. In particular, Rule 12b-1 fees apply to both Retail and Premier Class shares of the TCF Funds as well as Retail, Retirement and Premier Class shares of the Lifecycle Funds. In the context of using new single-fund, multi-class prospectuses under the Summary Prospectus Rule, the Registrant believes that removing references to application of the fee to Premier or Retirement Class shares in the footnote (while retaining references to Retail Class shares) would inconsistently reference application of the fee within a prospectus and could be confusing to shareholders. Accordingly, the Registrant prefers that footnote disclosure relating to Rule 12b-1 fees remain in the “Fee and Expense” tables in the Funds’ summary prospectuses.

          3.          Please consider specifying the market-capitalization range as of a recent date for securities in the S&P 500 Index for Funds that reference this index as their benchmark index in the summary prospectuses or, alternatively, specify the average market-capitalization that the S&P 500 Index is trying to maintain.

          The Registrant already specifies the market-capitalization range of the S&P 500 Index as of December 31, 2009 in the section entitled “Additional Information About the Fund’s Benchmark Index” in the statutory prospectuses for the applicable Funds, i.e., the Growth and Income Fund and the S&P 500 Index Fund. Because the statutory prospectuses for these two Funds are incorporated by reference into their summary prospectuses, and the statutory and summary prospectuses for the Funds will be posted on the Registrant’s website in accordance

Letter to John Ganley, Esq.
January 22, 2010

with the requirements of the Summary Prospectus Rule, the Registrant believes that including this additional detail in the Funds’ summary prospectuses is not necessary.

          4.          Please consider removing the italicized cross-reference in the risk factor section of the summary prospectuses to the more fulsome risk factor discussion in the statutory prospectuses. If you decide to retain the cross-reference, please consider including an electronic hyperlink at the end of the “Principal Investment Risks” section of the Funds’ summary prospectuses to the risk factor section of the Funds’ statutory prospectuses.

          While the Registrant is mindful of the stated policies underlying the Staff’s recent adoption of the Summary Prospectus Rule, the Registrant believes that risk factors are material to an investor’s understanding of a Fund. In the context of the summary prospectus, where information disclosed about a Fund is required to be significantly shorter than corresponding information in a statutory prospectus, the Registrant believes that this particular cross-reference on principal investment risks of a Fund is important for highlighting for shareholders that more detailed information about a Fund’s principal investment risks is contained in the statutory prospectus. The Registrant believes that this kind of cross-reference is important because it clearly connects disclosure about principal investment risks in a Fund’s summary and statutory prospectus and can therefore enhance a shareholder’s understand of these risks. In the summary prospectuses for the Funds that are posted on the Registrant’s website, the Registrant will, in, good faith, attempt to include an electronic hyperlink at the end of the “Principal Investment Risks” section of the Funds’ summary prospectuses to the “Additional Information on Principal Investment Risks of the Fund” section of the Funds’ statutory prospectuses. However, given how new the IT requirements are for the new summary prospectuses, and the time and programming complexity for implementing the new requirements, the Registrant cannot, at this time, ensure that these hyperlinks will be available.

          5.          Please consider removing the language in the introductory paragraph to the “Past Performance” section of the summary prospectus that refers to the Institutional Class shares having lower fees and thus higher performance than the other share classes. The same comment applies to first, second and fourth sentences of the second paragraph of this section. The Staff believes this particular language applies only when a new share class is being launched and has no prior performance track record. As a result, the Staff believes that the language is neither permitted to required by Form N-1A and should therefore be removed.

          As a result of the requirements of Form N-1A, the Registrant is required, in a multi-class prospectus, to disclose prior performance in the bar charts for only one share class. The Registrant has chosen to disclose performance of its oldest share class, the Institutional Class, which is the share class with the lowest expenses of the Registrant’s four share classes. This additional language in the “Past Performance” section of the summary prospectuses makes the presentation of prior Fund performance more clear and understandable for shareholders by

Letter to John Ganley, Esq.
January 22, 2010

clarifying that the performance presented relates to a share class that has the lowest expenses and that performance of shares with higher expenses will not be the same. The Registrant believes that this lessens the likelihood that a shareholder would misconstrue the performance of the Institutional Class as being the same as performance of other share classes with higher expenses. Accordingly, the Registrant prefers to leave this language in the “Past Performance” section of the summary prospectuses.

          6.          Please remove the first sentence of the italicized performance disclaimer that immediately follows the Average Annual Total Return tables in the “Past Performance” section of the summary prospectuses.

          The Registrant has included this first sentence in the italicized disclaimer to adhere to the spirit of Rule 482 of the Securities Act of 1933 and has therefore placed the disclaimer adjacent to any past performance information presented in the summary prospectuses. While the disclaimer is not required to comply with Rule 482 (given that the prospectus is not an “advertisement” within the meaning of the rule), the Registrant nevertheless believes that this disclaimer enhances shareholder understanding performance disclosure by clarifying that a Fund’s stated performance in the Average Annual Total Return table may (and indeed, likely will) change over the course of a 12-month period between annual updates to a registration statement. By ensuring that this disclaimer is physically adjacent to the table, rather than removing it entirely, this point is made more clear to shareholders. Further, because the Registrant has, pursuant to the Staff’s request, agreed in its response to Comment No. 7 below to remove the second sentence of this disclaimer, the Registrant proposes to revise the disclaimer as follows to better clarify its import: “Current performance of the Fund’s shares may be higher or lower than that shown above. The performance information shown above is historical and is not current.” The Registrant has been including the first sentence of this performance disclaimer in its statutory prospectuses for years and prefers to leave the disclaimer in its prospectuses.

          7.          Please consider moving the second sentence of the italicized performance disclaimer that immediately follows the Average Annual Total Return tables in the “Past Performance” section of the summary prospectuses. This is the sentence that currently reads “For current performance information of each share class, including performance to the most recent month-end, please visit ww.tiaa-cref.org.” Although amended Form N-1A does not specify exactly where this particular sentence is to be placed, the Staff would prefer that the Registrant move this sentence up to the second paragraph of the “Past Performance” section of the summary prospectuses that immediately precedes the bar charts.

          The Registrant has removed the second sentence of this italicized disclaimer from its current location and has moved it up to the last sentence of the second paragraph of the “Past Performance” section that immediately precedes the bar charts in the summary prospectuses

Letter to John Ganley, Esq.
January 22, 2010

          8.          In the section of the summary prospectuses entitled “Purchase and Sale of Fund Shares”, please consider consolidating or collapsing the paragraph entitled “Exchanging Shares” into one of the two prior paragraphs entitled “Purchasing Shares” or “Redeeming Shares.” The Staff does not think it is appropriate to have a separate paragraph on how to exchange shares.

          The Registrant believes that it is important to disclose to shareholders in the summary prospectus that they have, in essence, the right to either (i) purchase, (ii) redeem or (iii) exchange shares of a Fund on certain terms and conditions. In many instances, shareholders may have a right to take action on all three types of transactions. The Registrant believes that the right to exchange shares is an important right that could be material to shareholders and therefore merits sufficient disclosure in the summary prospectus. Further, the current presentation of all three rights in this section better clarifies the right to exchange shares as being separate and distinct from the right to purchase or redeem shares and does not therefore obfuscate this important right for shareholders. The Registrant prefers to leave this language in the “Purchase and Sale of Fund Shares” section of the summary prospectuses.

          9.          Please ensure that there is no page break between the end of each discussion of risk factors in the summary prospectuses and the italicized “no assurance” disclaimer that immediately follows.

          The Registrant will ensure, in any printed copy of the prospectuses or in any electronic copy posted on the Registrant’s website, that there is no page break between the end of the risk factor discussion in the summary prospectuses and the italicized “no assurance” disclaimer that immediately follows. However, the Registrant is unable to assure that no such page break will occur in the electronic version of the prospectuses that is filed via EDGAR.

          10.        Because the section entitled “Principal Investment Strategies” in the summary prospectus for the International Equity Fund includes a reference to investment in “emerging markets” and “smaller companies,” please consider adding a separate emerging markets risk and a small-cap or smaller companies risk to the Principal Investment Risks for the Fund.

          The Registrant will include new, separate principal risk factors for “emerging markets risk” and “small-cap risk” in the “Principal Investment Risks” section of the summary and statutory prospectuses for the International Equity Fund.

          11.        In the section entitled “Redeeming Shares” in the summary prospectus for the International Equity Fund, please consider removing the standard bolded Redemption Fee language that reads as follows: “Redemptions involving shares of the Fund held less than 60 calendar days may be subject to the Redemption fee addressed in “Fees and Expenses’ above).” The Staff believes that this language is neither permitted nor required by Form N-1A.

Letter to John Ganley, Esq.
January 22, 2010

          The Registrant believes that this language in the “Redeeming Shares” section of the summary prospectus enhances shareholder understanding of the potential impact of redemption fees on a redemption (as well as an exchange) transaction. Without this current language in the summary prospectus, the Registrant believes that the disclosure could be misleading by not sufficiently informing shareholders (in the summary prospectus) of the potential application of the redemption fee to a redemption transaction. The Registrant prefers that this language remain in the summary prospectuses in its current form.

          12.        In the Large-Cap Growth Fund summary prospectus, please confirm what the market-capitalization range for portfolio securities will be upon rebalancing. In particular, please confirm what the smallest stock will be in the Fund’s 80% large-cap test. The Staff is concerned about the current definition of “large-cap” securities in that the Staff is not convinced that 80% of the top issuers in the Russell 1000® Index are all large-cap securities.

          The current definition of the term “large-cap securities” in the currently effective registration statement is a definition that owes its origins to several rounds of prior comments that the Registrant has received from the Staff in the past. In these comments, the Staff requested that the Registrant clarify its definition of the term “large-cap securities.” As such, the current definition reflects prior agreements with the Staff on refining and clarifying this definition.

          In particular, the most recent comment came in connection with filing the Registrant’s Post-Effective Amendment No. 28 in November 2008. In the Registrant’s response letter to the Staff dated January 28, 2009 (the “Prior Letter”) submitted in connection with filing Post-Effective Amendment No. 29, the Registrant agreed to make conforming amendments to reflect discussions and agreement with the Staff on further refining the definition of “large-cap securities” for this and other large-cap Funds of the Registrant that are subject to Rule 35d-1. The Registrant’s response in the Prior Letter was as follows:

          “The market capitalizations of large-cap, mid-cap and small-cap stocks typically move on a relative basis over the course of a year based on market fluctuations, as well as when the Fund’s benchmark is reconstituted each year by the index provider to compensate for these market changes. With regard to 80% of the Fund’s portfolio assets, the Fund is required under Rule 35d-1 to invest only in large-cap equity securities. Since the definition of “large-cap” securities is linked to the Russell® 1000 Index, the smallest capitalization stock within this 80% portion of the Fund’s portfolio would not be lower than the capitalization of the smallest stock in the top 80% of the Russell® 1000 Index. With regard to the remaining 20% of the Fund’s portfolio assets, the Fund may invest in other permissible investments as described in the Prospectuses.”

Letter to John Ganley, Esq.
January 22, 2010

          13.        Please consider merging or consolidating separate references to the risks of growth investing and the risks of value investing in the” Principal Investment Risks” section of the summary prospectuses. Rather than listing out separate risks in the summary prospectuses, the Staff would prefer instead to see a single, consolidated bullet point for “style risk” in the summary prospectuses. However, the Staff believes that it would be appropriate to retain a separate discussion of these two sub-types of style risks in the corresponding section of the Funds’ statutory prospectuses entitled “Additional Information on Principal Investment Risks of the Fund.”

          The Registrant has merged the separate references to “growth investing risk” and “value investing risk” into a single, combined “style” risk in the “Principal Investment Risks” section of the Funds’ summary prospectuses. Per the Staff’s suggestion, the Registrant has retained a separate discussion of these two sub-types of style risk (i.e., growth investing risk and value investing risk) in the section of the applicable Fund’s statutory prospectus entitled “Additional Information On Principal Investment Risks of the Fund.”

          14.        In the summary prospectuses for the various mid-cap and small-cap TCF Funds, please consider separating out small-cap and mid-cap risk factors, rather than using a single, combined “small-/mid-cap” risk factor for both types of risks. For example, when this combined risk factor is used in a summary prospectus for one of the mid-cap Funds, the Staff believes that it incorrectly suggests that the Fund is also primarily investing in small-cap securities. Conversely, when this combined risk factor is used in a summary prospectus for one of the small-cap Funds, the Staff believes that it incorrectly suggests that the Fund is also primarily investing in mid-cap securities. Alternatively, please confirm in the investment strategies section of the summary prospectus for each of these Funds whether mid- or small-cap securities are permitted investments.

          The Registrant has separated out the “small-/mid-cap” risk factor and has created two separate risk factors (one for small-cap risk and the other for mid-cap risk) and separately disclosed each risk factor (where applicable) in the “Principal Investment Risks” section of the Funds’ summary prospectuses.

          15.        For the Large-Cap Growth Index Fund, please consider whether the investment objective of the Fund should be revised to reference merely tracking the Fund’s benchmark index, i.e., the Russell 1000® Growth Index. It is unclear to the Staff why there is a reference to “total return” in the Fund’s investment objective.

          The Registrant notes that this Comment No. 15 is slightly inconsistent with Comment No. 11 in the Prior Letter, in which the Staff was concerned about the “potentially misleading impression that the Fund is merely tracking its benchmark index.” Consistent with our response to Comment No. 11 in the Prior Letter, the Registrant notes that in the “Principal Investment Strategies” section of the Fund’s summary prospectus, the Fund normally invests at least 80% of its assets in the securities of its benchmark index (i.e., the Russell 1000® Growth Index),

Letter to John Ganley, Esq.
January 22, 2010

although the Fund may use a sampling approach which attempts to match the investment characteristics of the index without necessarily buying all the securities in the index. By design, the Fund’s investment objective does not merely track the index; rather, the Fund’s investment objective seeks in part to also achieve total return through such a sampling approach. This approach could involve purchasing securities outside of the index. The Registrant believes that the reference to “total return” in the Fund’s investment objective should remain in the summary prospectuses.

          16.        For the Large-Cap Growth Index Fund, please clarify the ambiguity created by the phrase “and, in large-cap securities” at the end of the first sentence in the “Principal Investment Strategies” section of the Fund’s summary prospectus. The Staff believes that the location of this particular phrase (and placement of the comma in particular) makes the scope of the Rule 35d-1 80% test unclear. For example, does the 80% test refer to large-cap securities solely within the Russell 1000® Growth Index? Or does it also include large-cap securities outside of the index? Please revise this first sentence to make the scope of the 80% test more clear.

          The intent of portfolio management is to manage this Fund as close as possible to the Russell 1000® Growth Index. However, because only 80% of the Russell 1000® Growth Index consists of large-cap securities (as currently defined in the Fund’s prospectus), there may be instances in which, in order to meet the Fund’s investment objective or to respond to market conditions, less than 100% of the Fund’s portfolio securities consist of large-cap securities. In addition, there could be instances in which the Fund’s portfolio consists of securities that are outside the Fund’s benchmark index (e.g., as a result of corporate actions or reorganizations involving portfolio securities), and these securities could include those that are held in the 20% of the Fund’s portfolio that is not subject to Rule 35d-1.

          However, in order to further clarify this disclosure, the Registrant will remove the phrase “and, in large-cap securities” from the “Principal Investment Strategies” section of the summary prospectus for this Fund. The Registrant has also made the same conforming change to the “Principal Investment Strategies” section of the summary prospectuses for the Large-Cap Value Index Fund and the S&P 500® Index Fund.

          17.        For the Equity Index Fund, please clarify the ambiguity created by the phrase “and in large-, mid- and small-cap securities” at the end of the first sentence in the “Principal Investment Strategies” section of the Fund’s summary prospectus. The Staff believes that the location of this particular phrase (and placement of the comma in particular) makes the scope of the Rule 35d-1 80% test unclear. For example, does the 80% test refer to small-, mid- and large-cap securities solely within the Russell 3000® Index? Or does it also include small-, mid- and large-cap securities outside of the index? Please revise this first sentence to make the scope of the 80% test more clear.

Letter to John Ganley, Esq.
January 22, 2010

          The intent of portfolio management is to manage this Fund as close as possible to the Russell 3000® Index. However, there may be instances in which, in order to meet the Fund’s investment objective or to respond to market conditions, less than 80% of the Fund’s portfolio securities consist of large-, mid- or small-cap securities. In addition, there could be instances in which the Fund’s portfolio consists of securities that are outside the Fund’s benchmark index (e.g., as a result of corporate actions or reorganizations involving portfolio securities), and these securities could include those that are held in the 20% of the Fund’s portfolio that is not subject to Rule 35d-1.

          However, in order to further clarify this disclosure, the Registrant will remove the phrase “and, in large-, mid- and small-cap securities” from the “Principal Investment Strategies” section of the summary prospectus for this Fund. In addition, the Registrant has also made a similar conforming change to the “Principal Investment Strategies” section of the summary prospectus for the Small-Cap Blend Index Fund to remove the phrase “and, in small-cap securities” from the first sentence of the second paragraph of this section.

          We appreciate the Staff’s comments and its attention to, and review of, this filing. As always, we are happy to discuss any questions that the Staff may have with regard to the filing or our responses as outlined above.

* * * * *

          The disclosure in the Amendment is the responsibility of the Registrant. The Registrant acknowledges that the action of the SEC or its staff acting pursuant to delegated authority in declaring the Amendment effective, or accelerating the effective date thereof, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures therein. The Registrant also represents to the SEC that should the SEC or its staff declare the Amendment effective or accelerate the effective date thereof, the Registrant will not assert this action as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

          If you have any questions, please do not hesitate to call me at (704) 988-3687.

Very truly yours,

/s/ F. Scott Thomas

F. Scott Thomas

cc: Stewart P. Greene